Shell Annual Report and Form 20-F 2010	E1
Exhibits

EXHIBIT 7.1

CALCULATION OF RATIO OF EARNINGS TO FIXED CHARGES	$ MILLION, EXCEPT WHERE OTHERWISE INDICATED
	2010	2009	2008	2007	2006

Pre-tax income from continuing operations before income from equity investees	29,391	16,044	43,374	42,342	37,957
Total fixed charges	2,431	2,397	2,689	2,380	2,258
Distributed income from equity investees	6,519	4,903	9,325	6,955	5,488
Less: interest capitalised	969	1,088	870	667	564

Total earnings	37,372	22,256	54,518	51,010	45,139

Interest expensed and capitalised	1,965	1,630	2,051	1,775	1,713
Interest within rental expense	466	767	638	605	545

Total fixed charges	2,431	2,397	2,689	2,380	2,258

Ratio earnings/fixed charges	15.37	9.28	20.27	21.43	19.99